Exhibit 99.1

FEMSA Announces Redemption Price of Notes

Monterrey, Mexico, May 19, 2021 — Fomento Económico Mexicano, S.A.B. de C.V. (“FEMSA” or “the Company”) (NYSE: FMX; BMV: FEMSAUBD) announced today that it has delivered a notice to the holders of its outstanding 1.75% Senior Notes due 2023 (the “Notes”) announcing the redemption price for the Notes. As previously announced, the redemption date for the Notes will be May 23, 2021 (the “Redemption Date”).

Payment on the Notes will be made on the Business Day immediately preceding the Redemption Date by credit to the account of the Trustee, as paying agent for the Notes. The Trustee will cause funds to be paid to The Bank of New York Mellon, London Branch, as common depositary for Clearstream and Euroclear, for further payment to its participants, in the aggregate amount of €1,039,145,524.30 (or approximately € 1,039.15 per €1,000 principal amount of the Notes), which constitutes the redemption price of the Notes. The redemption price includes a make-whole premium of €39,145,524.30 (or approximately €39.15 per €1,000 principal amount of the Notes). In addition to the redemption price, holders will receive accrued and unpaid interest on the principal amount of the Notes from March 20, 2021 to (but not including) the Redemption Date in the amount of €3,068,493.15 (or approximately € 3.07 per €1,000 principal amount of the Notes).

On the Redemption Date, the redemption price, plus accrued and unpaid interest, will become due and payable. Interest on the Notes will cease to accrue on and after the Redemption Date. Upon redemption, the Notes will cease to be listed on the Official List of the Irish Stock Exchange plc trading as Euronext Dublin and the Notes will be cancelled and any obligation thereunder extinguished.

Because the Notes are held in book-entry form, payment of the redemption price, plus accrued and unpaid interest, will be made directly to the registered holder, and the Notes will be surrendered in accordance with the Depositary’s procedures.

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements. Forward-looking statements are information of a non-historical nature or which relate to future events and are subject to risks and uncertainties. FEMSA undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

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About FEMSA

FEMSA is a company that creates economic and social value through companies and institutions and strives to be the best employer and neighbor to the communities in which it operates. It participates in the retail industry through FEMSA Comercio, comprising a Proximity Division operating OXXO, a small-format store chain, a Health Division, which includes drugstores and related activities, and a Fuel Division, which operates the OXXO Gas chain of retail service stations. In the beverage industry, it participates through Coca-Cola FEMSA, the largest franchise bottler of Coca-Cola products in the world by volume; and in the beer industry, as the second largest shareholder of Heineken, one of the world’s leading brewers with operations in over 70 countries. FEMSA also participates in the logistics and distribution industry through its Strategic Business Unit, which additionally provides point-of-sale refrigeration and plastic solutions to its business units and third-party clients. Across its business units, FEMSA has more than 320,000 employees in 13 countries. FEMSA is a member of the Dow Jones Sustainability MILA Pacific Alliance, the FTSE4Good Emerging Index and the Mexican Stock Exchange Sustainability Index, among other indexes that evaluate its sustainability performance.

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